FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2002

“THE SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

Translation of registrant’s name into English

SHELL CENTRE, LONDON SE1

(Address of principal executive offices)

INDEX
Shell Names New LNG Carrier
UNDP releases report of social impact assessment survey for the West-East Pipeline Project
Shell Launches Eurobond
SHELL AND ENVENTURE SUCCESSFULLY APPLY GROUNDBREAKING WELL DESIGN TECHNOLOGY
ASIA'S SM/PO FACILITY LAUNCHED BY SHELL AND BASF
Shell Oil Company Receives FTC Approval for Acquisition of Pennzoil-Quaker State Company

INDEX

Press Release 5th September 2002 - Shell names new LNG Carrier.

Press Release 5th September 2002 - UNDP releases report of social impact assessment survey for the West-East Pipeline project

Press Release 16th September 2002 - Shell launches Eurobond.

Press Release 17th September 2002 - Shell and Eventure successfully apply ground breaking well design technology.

Press Release 27th September 2002 - Shell Asia's SM/PO facility launched by Shell and BASF.

Press Release 27th September 2002 - Shell Oil Company receives FTC approval for acquisition of Pennzoil-Quaker State Company.

NEWS RELEASE

SHELL NAMES NEW LNG CARRIER

     The text of the following release was issued on 5th September.

     Shell Gas & Power (Shell) today announced the naming of its newbuild Liquefied Natural Gas (LNG) carrier ‘Galea’ at the Mitsubishi Heavy Industries (MHI) shipyard in Japan.

     The vessel is the first in a series of four — three of which have been secured from MHI — against the background of a growing portfolio of Shell LNG projects around the world, and will help meet growing demand for liquefied natural gas.

     The ceremony was attended by Walter van de Vijver, Managing Director of the Royal Dutch/Shell Group of Companies and, in line with tradition, the vessel named by his wife, Bernadette van de Vijver. The vessel is named after a shell found in the marine protected areas around the Canaries and Mediterranean Sea in recognition of our commitment to sustainable development.

     Shell is the world’s leading private company in LNG supply and shipping. With the start-up and expansion of projects in Oman, Nigeria, Malaysia and Australia, Shell’s equity capacity is approaching 10 million tonnes per annum and further growth is expected. The new vessel is an important step in realising Shell’s plans for growth in this sector.

     The vessel also maintains a long-term relationship between Shell and the Mitsubishi Group. The Galea has a capacity of 135,000 cubic metres and will utilise the Moss containment system. The other vessels in the series will be delivered in first quarter 2003 and first quarter 2004.

     Linda Cook, CEO of Shell Gas & Power, said: “This vessel will provide Shell’s Gas & Power Business with shipping capacity to complement the strategy for developing and linking downstream markets for LNG in the US, Europe and Asia Pacific with Shell LNG supply projects.”

     Unlike any of the previous LNG vessels that Shell has commissioned, this carrier is not committed to a specific project. Instead it will be used to facilitate the development of a portfolio of upstream and downstream LNG projects in the Asia Pacific, Mediterranean and Atlantic Basin.

     The vessels will be manned and operated by Shell International Trading & Shipping Co. Ltd (STASCO) thus taking advantage of STASCO’s unmatched experience in LNG shipping. Shell has over 300 officers qualified to serve in senior positions on LNG ships.

     Shell’s Vice President Shipping, Jan Kopernicki said: “STASCO has applied its extensive expertise in LNG vessel construction and operation to the design of the three LNG vessels being built by MHI. Following completion, the vessels will provide a valuable addition to the LNG fleet managed by STASCO.”

Ends

     Pictures available on request.

NEWS RELEASE

     UNDP RELEASES REPORT OF SOCIAL IMPACT ASSESSMENT SURVEY FOR THE WEST-EAST PIPELINE PROJECT

     The text of the following release was issued on 6th September.

     (Beijing, 6 September 2002) The report on a major social consultation programme along the route of China’s West-East Pipeline Project was made public today by the United Nations Development Programme (UNDP) in China.

     The UNDP survey, which was sponsored by Shell China Exploration and Production Company (Shell), provides input for an overall Environmental and Social Impact Assessment (ESIA) for the project.

     Shell is one of a group of international companies discussing participation in the project with lead Chinese partner PetroChina. Other members of the international group are Gazprom, ExxonMobil, Hong Kong and China Gas and Stroytransgaz.

     The objective of the UNDP survey, which involved consultation with more than 10,000 people, was to better understand the likely social impacts of the project and the views of project-affected people.

     UNDP, through its national partner, the China International Centre for Economic and Technical Exchanges, contracted six research institutes to conduct the full survey, which followed standards adopted by the United Nations Children’s Fund (UNICEF). The design of the questionnaires and analysis of results involved independent and internationally-recognised social experts.

     The report documents both concerns expressed about the project and potential benefits. It also makes a number of recommendations to address future development priorities identified by the people surveyed.

     Tom Bourgeois, Vice President of Shell China, responsible for the West to East Project, said: “I would like to thank UNDP for producing a thorough and professional report, and PetroChina and our international Joint Venture Framework Agreement participants for supporting this social consultation. We will be following up on the findings with the other project participants.”

     The group of international companies signed a framework agreement on 4 July with PetroChina and the China Petroleum and Chemical Corporation (Sinopec) over terms and conditions for a 45 per cent stake in the West-East Pipeline Project. Discussions are now underway to finalise a joint venture contract and other agreements for the project, the scope of which includes construction and operation of the pipeline, development of gas fields in Xinjiang’s Tarim Basin and the marketing of gas to customers in eastern China.

     The report is available on UNDP’s China website (www.unchina.org/undp) and via a link through Shell China’s website (www.shell.com.cn).

     SHELL COMPANIES IN NORTH EAST ASIA
For further inquiries, please contact
 For Shell Companies in China For UNDP
Nick Wood Caroline Nath
 Tel: +86 10 6505 4501 ext. 2020 Public Affairs Officer
Mobile : +86 1390 137 3684 Tel: +86 10 6532 3731 ext. 239
Email: nick.n.wood@scnea.shell.com Email: caroline.nath@undp.org
Fax: +86 10 6532 2567
Mark Eadie
 Tel: +86 10 6505 7755 ext. 3023
Email: mark.m.eadie@shexcn.simis.com
Fax: +86 10 6505 5380
Albert Wong
 Tel: +86 10 6505 7755 ext. 3033
Email: albert.wong2@shexcn.simis.com
Fax: +86 10 6505 5380

NEWS RELEASE

SHELL LAUNCHES EUROBOND

     The text of the following release was issued on 16th September.

     The Royal Dutch/Shell Group of Companies has today launched a $300m Euro-dollar bond maturing October 2006, jointly lead by Morgan Stanley and UBS Warburg. The bond is issued from the Debt Securities Programme* (guaranteed jointly and severally by The Shell Petroleum Company Limited and Shell Petroleum NV and rated AAA, Aaa) by Shell Finance (UK) PLC.

Proceeds of the issue will be used for general funding purposes

NEWS RELEASE

SHELL AND ENVENTURE SUCCESSFULLY APPLY GROUNDBREAKING WELL DESIGN TECHNOLOGY

     The text of the following release has been issued in Houston on 17 September 2002.

     First MonoDiameter™ Installation: Game-Changing Technology to Reduce Costs, Open Previously Uneconomic Fields, Rejuvenate Mature Reservoirs and Enhance Drilling and Completion Effectiveness

     Shell announced today the successful completion of the world’s first application of MonoDiameter technology at one of its well locations in South Texas. The well utilising this breakthrough technology was spudded on May 18 in Starr County, Texas. A collaborative effort between Shell Exploration & Production Company (SEPCo), Shell International Exploration & Production Inc. (SIEP) and Enventure Global Technology, the well is a flowing gas producer that was drilled and completed with a perfect safety record.

     This new technology eliminates the telescoping effect in current well design, allowing operators to slim down the top of the well while increasing the well diameter at total depth, creating the “Big Straw” system through which to flow hydrocarbons from subsurface reservoirs. Should unexpected problems arise during the drilling of a well, this process provides the operator with a much greater ability to reach its targeted reservoir with a casing size that will enable reservoirs to produce at their full potential.

     “This is another milestone in Shell’s history of developing cutting edge technology in the oil and gas industry. It is a major step in a journey that should culminate for SEPCo in the application of this well design in the deepwater Gulf of Mexico next year. We expect this revolutionary process to do for well design what 3-D seismic did for geologic exploration and hydrocarbon development,” said SEPCo President and CEO, Raoul Restucci.

     John Darley, director of Shell Technology Exploration and Production, added, “Because of the vision and focus of the teams that collaborated on this project, we were able to shorten the implementation cycle time five years ahead of schedule — from 2007 to today. This technology allows the industry to drill deeper than ever before and reach previously unattainable geological objectives, while decreasing waste products and reducing the surface footprint. Additionally, we expect to cut costs and increase production rates.”

     “We fully expect the technology to be ready to take offshore by the 4th Quarter of 2003,” said Lance Cook, president and CEO of Enventure Global Technology. “Backed by two parents like Halliburton and Shell, the success of Enventure and MonoDiameter technology is virtually guaranteed for the industry as a whole.”

     MonoDiameter well design uses Solid Expandable Tubular (SET™) technology to create one continuous internal diameter from surface to total depth. SET is made of standard tubular steel that is subjected to a special process to increase the ductility, reduce defect sensitivity and increase fracture toughness. This proprietary process allows the steel pipe to be permanently deformed in the well bore, analogous to performing the final manufacturing process of the tubular downhole.

NEWS RELEASE

ASIA’S SM/PO FACILITY LAUNCHED BY SHELL AND BASF

     The text of the following release was issued on 27th September.

     Shell and BASF today celebrated the formal launch of Ellba Eastern in Singapore. Ellba Eastern is a 50-50 joint venture between Shell Seraya Pioneer (Pte) Ltd, a subsidiary of Shell Eastern Petroleum (Pte) Ltd. and BASF South East Asia Pte Ltd for the production of styrene monomer and propylene oxide (SM/PO).

     With a capacity of 550,000 tonnes per year of SM and 250,000 tonnes per year of PO, the new plant is the largest of its kind in Asia. Shell and BASF invested more than US$500 million in Ellba Eastern, which came on-stream in July 2002, and clocked over 15 million work-hours without lost time injury (LTI).

     Singapore Minister for Trade and Industry, Brigadier-General George Yeo, joined senior company representatives, employees, and public officials to celebrate the plant’s official opening.

     Evert Henkes, CEO of Shell Chemicals Limited, said: “Economics and job opportunities are clearly key elements of Shell’s commitment to contributing to sustainable development. So too are environmental considerations. The leading edge proprietary SM/PO technology we use in this plant allows us to make a major economic contribution while, at the same time, minimising the impact on the environment.”

     Dr. Jürgen Hambrecht, Member of the Board of Executive Directors, BASF Aktiengesellschaft, noted: “In the long-term the Asian market demand for polyurethanes will be about one-third the total global demand with annual growth rates expected to be significantly higher compared to other regions. We intend to expand our global capacities for polyurethane basic materials by concentrating on integrated world-scale plants at selected sites, like this one.”

     Shell’s share of the products from the Ellba Eastern plant is destined for a wide range of geographic markets integrated within the global logistics network of Shell. The access to these markets is in various forms either as PO or as PO-derivatives of polyols and propylene glycols.

     BASF will use the PO manufactured at Ellba Eastern to produce polyols for Asia. Polyols are building blocks for polyurethanes. These versatile polymers are used in the automotive industry, in refrigerators, sports equipment, upholstery, flooring and the soles of shoes. With this operation, BASF increases its commitment in polyurethane systems in Asia and presents itself as a producer with a comprehensive range of basic polyurethane products in this region. From Ellba Eastern, BASF will meet the styrene requirements for its own production facilities, primarily in Asia.

     BASF and Shell are already partners in various projects including a similar SM/PO complex in Moerdijk, the Netherlands. The facility there began production in 1999.

NEWS RELEASE

     SHELL OIL COMPANY RECEIVES FTC APPROVAL FOR ACQUISITION OF PENNZOIL-QUAKER STATE COMPANY

     The text of the following release was issued in Houston on 27 September 2002.

     Shell Oil Company, a wholly-owned member of the Royal Dutch/Shell Group of Companies (NYSE: RD), today (27 September) announced that it has received U.S. Federal Trade Commission (FTC) clearance for the proposed acquisition of Pennzoil-Quaker State Company (NYSE: PZL). Shell Oil Company and Pennzoil-Quaker State have entered into a consent order with the FTC that resolves the agency’s concerns regarding the US group II base oil marketplace. The transaction is expected to be completed on October 1 2002.

     “I am pleased that the FTC has concluded its review and we can complete the acquisition of Pennzoil-Quaker State Company. The acquisition of the leading passenger car motor-oil manufacturer in the United States will make Shell a leader in both the US and global lubricants markets and further strengthen our business,” said Rob Routs, President and Chief Executive Officer of Shell Oil Products US.

     Under the terms of the order with the FTC, Shell Oil Company has agreed that it will divest itself of Pennzoil-Quaker State Company’s 50 percent ownership interest in Excel Paralubes, a base oil processing facility that is a joint venture between Conoco Inc. and Pennzoil-Quaker State Company, and place it immediately in a trust. The facility is capable of producing about 21,000 barrels per day of group II base oil, the primary base stock in motor oil, and is located adjacent to the Conoco refinery near Lake Charles, Louisiana.

     “Even after the divestiture Shell Oil will have access to base oil from its wholly-owned and joint venture facilities in Port Arthur, TX, Martinez, CA and Deer Park, TX in addition to numerous base oil plants outside the US,” said David Pirret, Vice President Lubricants, Shell Oil Products US. “Overall, the acquisition is a great strategic fit.”

     Plans to integrate the two lubricants organisations are progressing rapidly, with top levels of management already named.

More

     Shell Oil Company is an affiliate of the Royal Dutch/Shell Group of Companies (NYSE: RD). For more information, please visit www.shell.com. Shell Oil Products US is a leader in the marketing of fuels, lubricants, coolants, services and solutions to consumer and business-to-business customers in automotive, commercial and industrial sectors. Shell Oil Products US also operates refineries and a pipeline and terminal system, and has a network of nearly 9,000 branded gasoline stations in the Western United States. Shell Oil Company is a 50 percent owner of Motiva Enterprises LLC, along with Saudi Refining, Inc., which refines and markets branded products through 13,000 stations in the eastern and southern United States.

     Caution Concerning Forward-Looking Statements: This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending merger. The following factors, among others, could cause actual results to differ materially from those described herein: actions of the US, foreign and local governments; the inability to successfully integrate the businesses of Shell Oil Company and Pennzoil-Quaker State Company; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about certain risk factors is set forth in the Form 20-F filed by Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., and the Form 10-K filed by Pennzoil-Quaker State Company, and other documents filed with or furnished to the SEC by Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. and Pennzoil-Quaker State Company. None of Shell Oil Company, Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. and Pennzoil-Quaker State Company is under any obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

     THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By

G J West (Assistant Company Secretary)

Date 1st October 2002